FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month November, 2007

Commission File Number 001-15118

VIDESH SANCHAR NIGAM LIMITED

(Translation of registrant’s name into English)

Videsh Sanchar Bhavan, Mahatma Gandhi Road, Mumbai 400 001, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82 -             .

Registrant hereby incorporates in the report on Form 6-K the following Exhibits:

Exhibit Number	Description of Exhibit
1.	Press Release dated November 1, 2007, captioned “VSNL Announces Construction of its US$200 Million TGN-Intra Asia Cable System.”

Forward-Looking Statements

All words and statements other than statements of historical fact included in this Form 6-K (including the attached exhibits), including, without limitation, “expect”, “believe”, “plan”, “intend”, “estimate”, “anticipate”, “may”, “will”, “would” and “could” or similar words and statements concerning the registrant and its prospects, and other statements relating to the registrant’s expected financial position, business strategy, the future development of the registrant’s operations and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the registrant, or industry results, to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the registrant’s present and future business strategies and the environment in which the registrant will operate in the future. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, changes in government policies or regulations of India and, in particular, changes relating to the administration of the registrant’s industry, and changes in general economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in the registrant’s control, include, but are not limited to, those risk factors discussed in the registrant’s various filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on October 1, 2007. These forward-looking statements speak only as of the date of this Form 6-K. The registrant expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in the registrant’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIDESH SANCHAR NIGAM LIMITED

	By:	/s/ Rajiv Dhar
	Name:	Rajiv Dhar
November 1, 2007	Title:	Chief Financial Officer

Exhibit 1

Rishabh Nath Aditya

Deputy Company Secretary

HQ/CS/CL.24B/12757

1	November 2007

Sir,

Sub: Press Release “VSNL Announces Construction of its US$200 Million TGN-Intra Asia Cable System.”

Please find sent herewith a copy of the press release on the captioned subject issued today.

Thanking you,

Yours faithfully,

For Videsh Sanchar Nigam Limited

Rishabh Aditya

To:

1)	Security Code 23624, The Stock Exchange, Mumbai. Fax No. (22) 22722061, 22721072

2)	Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22) 26598237/38.

3)	National Securities Depository Ltd. Fax Nos. : 2497 29 93.

4)	The Bank of New York. Fax No. 2204 49 42.

5)	Sharepro Services. Fax No. 2837 5646

6)	Marc H. Iyeki, Director, New York Stock Exchange, Fax No: (212) 656-5071 /72 / Madhu Kannan, Managing Director, New York Stock Exchange, Fax No: (212) 265-2016

7)	Mr. Hitendra Patil, Vice President (Operations), Central Depository Services (India) Limited. Fax : 2267 3199.

8)	Mr. Harish Abhichandani, for SEC information requirements, Fax 1934.

PRESS RELEASE

Media Contacts:

Cynthia Hng	Kristen Massaro	Aaron Koh
VSNL	STC Associates	STC Associates
+ 65 6551 3664	+ 1 212 725 1900 ext. 229	+ 65 6222 5700
cynthia.hng@vsnlinternational.com	kristen@stcassociates.com	aaron@stcassociates.com

VSNL Announces Construction of its US$200 Million TGN-Intra Asia Cable System

Partnership with Globe Telecom Extends Cable System to the Philippines

Singapore—(BUSINESS WIRE) — November 1, 2007 — VSNL, a leading communications solutions provider, announced today that it is proceeding with the construction of the TGN-Intra Asia cable system, which will be constructed by Tyco Telecommunications (US) Inc., an industry pioneer in undersea communications technology and marine services. The TGN-Intra Asia submarine cable is a new 4 fibre pair cable system linking Singapore, Hong Kong, and Japan with an additional connection to the Philippines, and potentially Vietnam. This cable will provide up to 3.8 Tbit/s of capacity to the rapidly growing Asia-Pacific market, allowing VSNL’s global customers doing business in and with the region to obtain additional bandwidth, increased route diversity and extended geographical reach.

The TGN-Intra Asia cable, when combined with the Tata Indicom Cable System (TIC) and the TGN-Pacific cable system (both of which are capable of supporting 7+ Tbit/s of traffic), will complete VSNL’s multi-Terabit capability from India to Asia and onward to the US. The cable will provide a direct connection from Singapore to VSNL’s Transpacific Network in Japan, avoiding any other landing points and connecting to the TGN-Pacific cable system directly at the landing station. With Globe Telecom as the exclusive cable landing party in the Philippines, the Philippines will also be linked to Japan, Hong Kong and Singapore with onward connectivity to Guam and the US.

“This is the first and only cable system that provides a direct fiber link between Singapore and Japan,” said Vinod Kumar, President, Global Data Solutions, VSNL. “The cable’s direct connection to the TGN-Pacific cable system enables the most cost effective, highly resilient connections from Asia to the US West Coast and Guam. This extensive infrastructure build out, which is already underway, will serve the increased and rapidly growing demand for bandwidth in the region and provide our customers with unparalleled high performance bandwidth capabilities and increased options for route diversity and redundancy.”

Michael Rieger, Vice President, Sales, Marketing and Project Management, Tyco Telecommunications (US) Inc. said, “We are pleased to be working with VSNL on this critical Pan-Asian cable infrastructure system. The TGN-Intra Asia cable design will facilitate high quality transmission and reliability throughout the region, and paired with the VSNL global network, it will significantly enhance communications capabilities from Asia throughout the globe.”

Mr. Gil B. Genio, Head of Carrier Services for Globe Telecom and CEO of Innove Communications commented, “Globe’s investment participation in VSNL’s TGN-Intra Asia Cable System allows us to significantly increase our Asian capacity to meet the growing demand, and provide resilient and geographically diverse supply. When combined with investments in the TGN-Pacific cable system and associated new cable landing station and backhaul, we will significantly improve the competitiveness of the Philippines as a prime destination for outsourcing companies.”

“PCCW is committed to investing in the TGN-Intra Asia Cable System in order to meet promising market demand from enterprises and service providers,” Marc Halbfinger, Chief Executive Officer of PCCW Global remarked, “PCCW has forecast an increasing demand for highly resilient networks in the Intra-Asia region and the Intra Asia cable is well positioned to support the growing demand for telecom services. PCCW intends to integrate the additional capacity into our robust Asia backbone and further extend the interconnection to our global network.”

“EVNTelecom decided to join with VSNL in the Intra Asia project because International Interconnection is playing an important role in Vietnam open market,” said EVNTelecom CEO, Nguyen Manh Bang. “EVNTelecom is proud to be the second Vietnamese Telecom provider to have Submarine cable to land into Vietnam as this cable will supplement significant international capacity to be interconnected to Vietnam.”

The Intra-Asia cable will also support VSNL’s IP transit and Dedicated Global Ethernet services. VSNL is currently evaluating plans to develop future extensions of the cable system into Thailand, Malaysia, Taiwan and China, and has obtained commitments for other investment partnerships that will be announced in the near future. The TGN-Intra Asia cable is currently under construction and on schedule to be completed by June 2008.

About VSNL:

Videsh Sanchar Nigam Limited, along with its global subsidiaries (VSNL) is a leading global communications solutions company offering next-generation voice, data and value-added services to enterprises, carriers and retail consumers. A member of the $ 29 billion Tata Group, VSNL was voted the Best Wholesale Service Provider at the World Communications Awards, 2006. VSNL is one of the world’s largest providers of wholesale international voice services and operates one of the largest global submarine cable networks. VSNL’s customer base includes 1,500 carriers, 450 mobile operators, 10,000 enterprises, 500,000 broadband and Internet subscribers and 450 Wi-Fi public hotspots.

Rated amongst the Top 100 Emerging Global Challengers by the Boston Consulting Group, VSNL has offices in over 35 countries including the United States of America, Canada, the United Kingdom, South Africa, Singapore, Hong Kong, Sri Lanka and India. VSNL’s global transmission network of over 200,000 route kilometers and its IP core with 200 points of presence, enable a range of services that include voice, private leased circuits, IP VPN, Internet access, global Ethernet, hosting, mobile signaling and other IP services.

Videsh Sanchar Nigam Limited is listed on the Bombay Stock Exchange and the National Stock Exchange of India, and its American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: VSL).

www.vsnl.com

Forward-looking and cautionary statements

Certain words and statements in this release concerning VSNL and its prospects, and other statements relating to VSNL’s expected financial position, business strategy, the future development of VSNL’s operations and the general economy in India, are forward-looking statements. These forward looking statements include, among others, statements concerning VSNL’s communications and information services business, its advantages and VSNL’s strategy for continuing to pursue its business, the anticipated development and launch of new services in its business, the anticipated dates on which VSNL will begin providing certain services or reach specific milestones in the development and implementation of its business strategy, the growth and recovery of the communications and information services, industry, expectations as to its future revenue, margins, expenses and capital requirements and other statements of expectations, beliefs, future plans and strategies, anticipated developments and other matters that are not historical facts. Such statements involve known and unknown risks, uncertainties and other factors, including financial, regulatory and environmental, as well as those relating to industry growth and trend projections, which may cause actual results, performance or achievements of VSNL, or industry results, to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding VSNL’s present and future business strategies and the environment in which VSNL will operate in the future. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, failure to increase the volume of traffic on VSNL’s network, failure to develop new products and services that meet customer demands and generate acceptable margins, failure to successfully complete commercial testing of new technology and information systems to support new products and services, including voice transmission services, failure to stabilize or reduce the rate of price compression on certain of VSNL’s communications services, failure to integrate strategic acquisitions and changes in government policies or regulations of India and, in particular, changes relating to the administration of VSNL’s industry, and, in general, the economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in VSNL’s control, include, but are not limited to, those risk factors discussed in VSNL’s various filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov